Exhibit 99.71

Intermap Announces 2024 Results and 2025 Guidance

Your publication date and time will appear here.	| Source: Intermap Technologies

Company reports 2024 revenue of $17.6 million, net income of $2.5 million

Company projects 2025 revenue of $30 – 35 million and an adjusted EBITDA margin of ~28%

Conference call today at 5:00 pm ET to discuss results and guidance

DENVER, March 27, 2025 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced 2024 results and 2025 guidance.

For the full year ending December 31, 2024 (unaudited)

●	Revenue of $17.6 million, compared with $6.2 million in 2023

●	Acquisition Services revenue of $10.5 million versus nil in 2023

●	Value-added Data revenue of $3.1 million, compared with $1.9 million in 2023

●	Software and Solutions revenue of $4.0 million, compared with $4.3 million in 2023

●	23% adjusted EBITDA margin

●	Net income of $2.5 million, compared with net loss of $3.7 million in 2023

For the fourth quarter ending December 31, 2024 (unaudited)

●	Revenue of $7.4 million, compared with $1.2 million in the fourth quarter of 2023

●	Acquisition Services revenue of $5.5 million versus nil in the fourth quarter of 2023

●	Value-added Data revenue of $1.0 million versus $0.3 million in the fourth quarter of 2023

●	Software and Solutions revenue of $1.0 million, compared with $.9 million in the fourth quarter of 2023

●	27% adjusted EBITDA margin

●	Net income of $1.5 million, compared with a net loss of $1.0 million in the fourth quarter of 2023

“2024 reflects a significant inflection point for Intermap. We secured major contract wins and reported revenue and EBITDA at the high end of our guidance,” said Patrick A. Blott, Intermap Chairman and CEO. “Our 2025 guidance reinforces our commitment to sustainable growth and market leadership, and the C$12 million equity financing that we closed in February gives us the balance sheet to execute on our existing government contracts and advance new opportunities in our pipeline.”

2024 government wins

●	Major Indonesian mapping contract

●	Water resources management in Malaysia

●	Phase Two with the U.S. Air Force

●	Major NGA data contract (Luno A)

●	Subcontract for subterranean operations

2024 commercial achievements

●	Expanded presence in European insurance market

●	Secured landmark telecom renewal

●	Received new subscriptions to real estate pricing solution

●	Expanded space communications partnership

Subsequent to December 31, 2024

●	Year to date insurance awards surpass $1.1 million

●	Close C$12 million upsized, equity bought deal financing

●	Selected as a vendor for $200 million Luno B IDIQ contract

2025 Guidance

●	Revenue of $30 – 35 million

●	Adjusted EBITDA margin of ~ 28%

Intermap experienced significant growth in 2024, including increasing its total assets by 2.6x to $12.0 million and expanding its shareholder base in Canada, the United States and internationally through the completion of various private placements and its Listed Issuer Financing offerings. The Company now has more than 2,000 shareholders and a market capitalization greater than U.S. $75 million. Due to this significant increase in assets and its number of shareholders, Intermap will register under and become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (as amended, the Exchange Act). Because Intermap qualifies as a foreign private issuer under the Exchange Act, the Company will be subject to a lesser disclosure regime than domestic U.S. companies and will be filing its registration statement on Form 40-F. In the future, investors will be able to access Intermap’s securities filings on both EDGAR and SEDAR+.

Intermap’s audited annual financial statements for the year ended December 31, 2024, the annual management discussion and analysis for the corresponding period, related management certifications of annual filings and its annual information form will be filed and available on SEDAR+ www.sedarplus.ca on March 31, 2025.

Learn more about Intermap at intermap.com/investors.

Conference Call Details

Intermap’s CEO Patrick A. Blott, CFO Jennifer Bakken and COO Jack Schneider will host a live webinar today, at 5:00 pm ET to review the results, provide Company updates and answer investor questions following the presentation.

Intermap invites shareholders, analysts, investors, media representatives and other stakeholders to attend the earnings webinar to discuss the fourth quarter and full year of 2024 results.

DATE:	Thursday, March 27, 2025

TIME:	5:00 pm ET

WEBCAST:	Register

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high- resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266